Exhibit 99.1

ReneSola Announces Results of Annual General Meeting

SHANGHAI, China, August 30, 2017 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading fully-integrated solar project developer and provider of energy-efficient products, today announced that all shareholder resolutions proposed at the Company’s 2017 annual general meeting of shareholders held today were duly passed. Specifically, the shareholders’ resolutions approved the following:

1.	the consolidated financial statements of the Company for the year ended December 31, 2016, together with the reports of the auditors thereon.

2.	the re-election of Mr. Tan Wee Seng as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company’s articles of association.

3.	the re-appointment of Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditors of the Company until the conclusion of the next general meeting of the shareholders of the Company.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and technology provider of energy efficient products. Leveraging its global presence, expansive distribution and sales network, ReneSola is well positioned to develop green energy projects with attractive return and provide its highest quality green energy products around the world. For more information, please visit www.renesola.com.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Rebecca Shen

+86 (21) 6280-9180 x106

ir@renesola.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com